EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change

September 2020

Item 3	News Releases

News releases dated September 1, September 2 and September 8, 2020.

Item 4	Summary of Material Change

On August 31, 2020, the amalgamation between the Company, Altum Pharmaceuticals Inc. (“Altum”) and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, Altum became a fully-owned subsidiary of the Company. Pursuant to the amalgamation, the Company issued 18,217,239 common shares to Altum sharesholders in exchange for Altum common shares. In addition, 856,880 stock options were issued to Altum optionees and 252,595 share purchase warrants to Altum’s warrantholders.

Altum’s pipelines consists of three products: 1) AP-003: Altum’s current lead product AP-003, is a patent pending proprietary Interferon α2b (IFN α2b) inhalation formulation. In recent studies IFN α2b has been shown to be effective in slowing viral replication. In the study published Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, the authors examined the course of disease in a cohort of 77 individuals with con-firmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b in Covid-19 disease. Altum is planning a randomized, double-blind, placebo controlled trial of AP-003 in early stage COVID-19 patients is to start in the near future; 2) AP-001: Altum’s first product AP-001 is a topical IFN α2b product for the treatment of Human Papiloma Virus (HPV) infection that can cause cervical cancer. In 2017, Altum acquired the BiPhasix™ platform from Helix Biopharma. The BiPhasix™ technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFN α2b for use in treatment of HPV-cervical dysplasia. AP-001 has completed Phase 2; and 3) AP-002: In April 2018, Altum acquired Lexi Pharma Inc., a therapeutics company focused on development of treatments for bone related disorders. Lexi’s lead product, AP-002, is an oral gallium-based novel small molecule. AP-002 has US IND approved and has started Phase 1-2 in October 2019 in the US in cancer patients with advanced or recurrent solid tumours.

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Cautionary Note

The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

On September 2, 2020, the Company announced that Dr. Eleanor Fish will continue to play a key role as part of the Company’s Scientific Advisory Board after having been appointed, in recognition of her expertise in infectious diseases, to the Canadian Government’s COVID-19 Task Force. Dr. Fish is a world-renowned and accomplished scientist with a focus on interferon activity against a variety of viruses including SARS-CoV-2, SARS, Ebola and Zika. Dr. Fish will continue to guide the Company’s current and future clinical programs including its research and development strategy for AP-003, a patent-pending interferon a2b (IFNa2b) inhalation formulation as a possible therapeutic against COVID-19.

In September 2020, the Company retained Hybrid Financial Ltd. (“Hybrid”) to provide marketing services to the Company. Hybrid has been engaged to heighten market and brand awareness for BetterLife and to broaden the Company’s reach within the investment community. Hybrid has been engaged by the Company for an initial period of six months starting September 4, 2020 (the “Initial Term”) and then shall be renewed automatically for successive three month periods thereafter, unless terminated by the Company in accordance with the Agreement. Hybrid will be paid a one-time fee of $50,000, plus applicable taxes, and a monthly fee of $22,500, plus applicable taxes, during the Initial Term.

Item 5	Full Description of Material Change

Refer to Item 4 and the news releases in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

September 9, 2020

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SCHEDULE “A”

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Press:

BetterLife Resumes Trading Following CSE Merger Ratification with Altum Pharmaceuticals

BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) is pleased to announce that it has received confirmation from the Canadian Stock Exchange (the “Exchange”) that its common shares will resume trading on Tuesday, September 1, 2020. Trading on the OTC is expected to resume shortly thereafter. The Exchange’s Listing Committee has approved Betterlife’s new Listing Statement after having received satisfactory documentation with respect to the merger, announced July 30, 2020, with Altum Pharmaceuticals Inc. Completion of the merger had been subject to final Exchange acceptance.

Dr. Ahmad Doroudian, CEO of the newly merged entity, stated: “I am pleased that the merger process we started in late June is finally complete. We can now earnestly begin to advance our therapeutic pipeline consisting of 3 products with enormous potential.”

“I would also like to thank our shareholders for their patience during the trading halt. The merger transaction was subject to requisite regulatory approval, including the completion of due diligence to the satisfaction and approval of the Canadian Stock Exchange.

“Finally, we have been working diligently during the halt on advancing our clinical trials involving AP-003, our interferon a2b (IFNa2b) inhalation formulation, which we believe (from recent studies in China and the UK) could be an effective therapeutic against COVID-19. We are looking forward to sharing additional updates over the coming weeks.’’

Cautionary Note

The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

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Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Press:

BetterLife Pharma Announces Dr. Eleanor Fish to Retain Role as Key Scientific Advisor Following Invitation to Join Government COVID-19 Task Force

VANCOUVER, September 2, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT), an emerging biotechnology company, today announced that Dr. Eleanor Fish will continue to play a key role as part of the Company’s Scientific Advisory Board after having been appointed, in recognition of her expertise in infectious diseases, to the Canadian Government’s COVID-19 Task Force.

Dr. Fish is a world-renowned and accomplished scientist with a focus on interferon activity against a variety of viruses including SARS-CoV-2, SARS, Ebola and Zika. Dr. Fish will continue to guide the Company’s current and future clinical programs including its research and development strategy for AP-003, a patent-pending interferon a2b (IFNa2b) inhalation formulation as a possible therapeutic against COVID-19.

She is the principle author of a recent paper published on Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-α2b Treatment for COVID-19”. In that study, the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongji Medical College, Wuhan, China, between January 16 and February 20, 2020.

To the knowledge of the authors, the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b against COVID-19 disease.

Dr. Ahmad Doroudian, CEO of BetterLife, said “We are excited to have Dr. Eleanor Fish on our Scientific Advisory Board. She brings valuable scientific and clinical experience in the study of interferon activity against COVID-19 as we prepare to begin Phase II clinical trials for AP-003, and eventually market that product after demonstrating its efficacy and safety.”

Upon initially joining the Advisory Board of BetterLife, Dr. Fish had commented “Based on the results of our preliminary study in Wuhan, China, and emerging data from around the globe, I would argue that the 2 leading candidates for the treatment of mild to moderate COVID-19 are IFN-alpha2b and remdesivir.”

Dr. Fish is a Professor, Department of Immunology, University of Toronto, Associate Chair, International Initiatives & Collaborations, University of Toronto and Emerita Scientist, Toronto General Hospital Research Institute, University Health Network. She received a B.Sc. from the University of Manchester, U.K., an M.Phil. from King’s College, University of London, U.K. and a Ph.D. from the Institute of Medical Sciences at the University of Toronto, Canada. Dr. Fish is a Fellow of the American Academy of Microbiologists and a Fellow of the African Academy of Sciences. Dr. Fish has received many international awards acknowledging her scientific achievements and has published more than 170 peer-reviewed scientific papers in international journals.

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Cautionary Note

The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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BetterLife Pharma Engages Hybrid Financial Ltd.,

FOR IMMEDIATE RELEASE

VANCOUVER, British Columbia, September 8, 2020 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) is pleased to announce that it has retained Hybrid Financial Ltd. (“Hybrid”) to provide marketing services to the Company. Hybrid has been engaged to heighten market and brand awareness for BetterLife and to broaden the Company’s reach within the investment community.

Hybrid has agreed to comply with all applicable securities laws and the policies of the Canadian Securities Exchange (the “CSE”) in providing the services.

“We are happy to be working with Hybrid to help increase our investor awareness in Canada” said Dr. Ahmad Doroudian, CEO of BetterLife. “BetterLife has ambitious plans and a bright future. As we move forward with our pipeline of treatments, in particular our upcoming trials for AP-003 (an interferon based therapy that has shown promise in the fight against Covid-19) we recognise the importance of connecting with the investment community and telling our compelling story with the aim of encouraging a stronger and more efficient market for our shares.’’

Hybrid has been engaged by the Company for an initial period of six months starting September 4, 2020 (the “Initial Term”) and then shall be renewed automatically for successive three month periods thereafter, unless terminated by the Company in accordance with the Agreement. Hybrid will be paid a one-time fee of $50,000, plus applicable taxes, and a monthly fee of $22,500, plus applicable taxes, during the Initial Term.

About BetterLife Pharma Inc.:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

8

Cautionary Note

The Company is not making any express or implied claims that AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact

Email: ir@blifepharma.com

Phone: 646-679-4321

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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